EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Closes the USD 40 Million Convertible Bond Transaction
     HUIZHOU, Guangdong, China, June 14 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc. (Nasdaq:XING) today announced that it has closed the highly anticipated USD 40 Million Convertible Bond transaction with two strategic investors on June 13. Proceeds are to be used for the company’s 3G expansion and to fuel the rapid growth extending from 2005.
     The unique debenture is convertible into common stock of either Qiao Xing Universal Telephone, Inc. or their 80% owned subsidiary Qiao Xing Mobile Communication Co. Ltd. (QXMC). QXMC, a BVI company, in turn owns 90% of the Sino-Foreign JV CEC Telecom Co., Ltd. (CECT), which has been Qiao Xing Universal Telephone, Inc.’s key earnings driver. CECT’s market share has become the fastest growing among domestic brands, rising to seventh place overall. The funds will be used to continue the innovation that has led to such market share gains.
     According to Rick Xiao, Qiao Xing Universal Telephone, Inc.’s Head of Investor Relations, both parties were pleased to complete the transaction. Xiao said, “We are glad that transaction has been completed, and are confident that the investors will be pleased with our upcoming 2005 financial results on June 20th. We hope this investment and the result will prove to the market that Qiao Xing Universal Telephone, Inc. has turned the corner in 2005. With measures such as our updated disclosure policy, we are hoping to improve our relationship with investors, and believe that this vote of confidence is a step in the right direction.”
     Wu Rui Lin, Chairman of XING said, “The CB transaction is of great significance to the Company and its subsidiary’s future development. We plan to inject the fund into CEC Telecom Co., Ltd. to develop its 3G business as well as continue the advances made in our R&D department. We aim to continue our strategy relying on technological innovation in order to keep rewarding our investors with continuous earnings growth above 35% at least through 2010 as Chinese purchasing power and consumer demands keep shifting to higher end products.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established 2 co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High

End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
SOURCE Qiao Xing Universal Telephone, Inc.
-0-                     06/14/2006
/CONTACT: Rick Xiao, IR Director of XING, +86-752-282-0268, or
rickxiao@qiaoxing.com /
/Web Site: http://www.cosun-xing.com /
(XING)